OPEN TEXT CORPORATION

275 Frank Tompa Drive

Waterloo, Ontario, Canada

T (519) 888-7111 F (519) 888-0677

January 19, 2012

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 4561

Washington, D.C. 20549

Attention:	Melissa Kindelan,
Staff Accountant, Division of Corporation Finance

Re:	Open Text Corporation
File No. 0-27544

Dear Ms. Kindelan:

This letter reflects our response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 17, 2012 to Mr. Paul McFeeters, our Chief Financial Officer. The comment letter relates to our Form 10-K for the fiscal year ended June 30, 2011 (“Form 10-K”) which was filed with the Commission on August 15, 2011 and our current reports on Form 8-K (“Form 8-K”) filed with the Commission on October 26, 2011 and August 10, 2011.

For ease of reference, the response set forth below has been organized in the same manner in which the Staff’s comments were organized, and such Staff comments are set out in bold text below.

Form 10-K for the Year Ended June 30, 2011

Liquidity and Capital Resources, page 35

1.	We note your response to prior comment 1 where you indicate that should you need to repatriate certain funds currently held outside of Canada, the potential impact would result in a non-material tax expense. Please confirm that should these amounts become material in the future or should your business plan change such that you no longer anticipate using the funds held in the United States to finance U.S. acquisitions and operations, you will disclose the amount of cash and cash equivalents held outside of Canada that will be subject to additional taxes upon repatriation as well as the amount of earnings for which taxes have not been provided as requested in our prior comment 4.

We note the Staff’s comments above and confirm that in addition to the additional disclosure we have committed to providing in future filings under our responses to prior comment 1, we will disclose the amount of cash and cash equivalents held outside of Canada that will be subject to additional taxes upon repatriation should these become material in the future. In addition, should our business plan change such that we no longer anticipate using the funds held in the United States to finance U.S. acquisitions and operations we will disclose the amount of cash and cash equivalents held outside of Canada that will be subject to additional taxes upon repatriation as well as the amount of earnings for which taxes have not been provided.

Forms 8-K Filed October 26, 2011 and August 10, 2011

2.	We note your revised proposed disclosure in response to prior comment 5, which continues to be in the form of a non-GAAP income statement. Please revise your proposed disclosure to remove this form of reconciliation and instead present only the individual reconciliations of non-GAAP adjusted operation margin and non-GAAP adjusted net income. Alternatively, you can provide only a partial income statement, which includes only those non-GAAP measures used by management that you believe would be useful to investors. We refer you to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of our Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

United States Securities and Exchange Commission

January 19, 2012

We note the Staff’s comments above and propose to provide a “partial income statement” that provides only non-GAAP measures used by management for which we believe are useful to investors.

Below is an illustration of how information relating to the three months ended June 30, 2011 would have been presented under our proposed, revised format:

Reconciliation of Selected GAAP-based measures to Non- GAAP-based measures

($ in thousands except per share amounts)

	Three months ended June 30, 2011
	GAAP- based measures	Adjustments		NON- GAAP- based measures

Cost of Revenues:
Customer Support	23,237	(12)	(1)	23,116
Service and Other	47,753	(109)		47,644
Amortization of acquired technology-based intangible assets	18,524	(18,524)	(2)	—

Gross profit	190,392	18,645		209,037

Operating Expenses
Research and development	39,437	(695)	(1)	38,742
Sales and marketing	68,417	(1,340)	(1)	67,077
General and administrative	24,085	(720)	(1)	23,365
Amortization of acquired customer-based intangible assets	10,807	(10,807)	(2)	—
Special charges	4,483	(4,483)	(3)	—

GAAP-based income from operations/Non GAAP-based adjusted operating margin	37,097	36,690		73,787

Other expense, net	(5,477)	5,477	(4)	—

Provision for income taxes	775	9,240	(5)	10,015

GAAP-based Net income for the period/ Non GAAP-based Adjusted Net Income	28,592	32,927		61,519

GAAP-based Earnings per share/ Non GAAP-based Adjusted Net Income per share	$0.49	$0.56		$1.05

United States Securities and Exchange Commission

January 19, 2012

(1)	Adjustment relates to the exclusion of share based compensation expense from our non-GAAP-based operating expenses as this expense is excluded from our internal analysis of operating results
(2)	Adjustment relates to the exclusion of amortization expense from our non-GAAP-based operating expenses as the timing and frequency of amortization expense is dependent on our acquisitions and is hence excluded from our internal analysis of operating results.
(3)	Adjustment relates to the exclusion of Special charges from our non-GAAP-based operating expenses as Special charges are generally incurred in the aftermath of acquisitions and are not indicative or related to continuing operations and are hence excluded from our internal analysis of operating results.
(4)	Adjustment relates to the exclusion of Other income (expense) from our non-GAAP-based operating expenses as Other income (expense) relates primarily to the transactional impact of foreign exchange and are generally not indicative or related to continuing operations and are hence excluded from our internal analysis of operating results.
(5)	Adjustment relates to differences between the GAAP-based tax rate of 2.64% and a non-GAAP-based tax rate of 14%; these rate differences are due to the income tax effects of expenses that are excluded for the purpose of calculating non-GAAP-based adjusted net income.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we acknowledge that the Division of Enforcement of the Commission has access to all information provided to the Staff in connection with the filing.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (905) 762-6121.

Sincerely,

/s/ Paul McFeeters

Paul McFeeters

cc:

(1)	Gordon A. Davies, Chief Legal Officer and Corporate Secretary, Open Text Corporation

(2)	Sujeet Kini, Vice President, Controller (Principal Accounting Officer), Open Text Corporation

(3)	KPMG Canada, LLP